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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May 1998.

                            DENISON INTERNATIONAL plc
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)


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                            DENISON INTERNATIONAL plc

                                TABLE OF CONTENTS


Part I. Financial Information                                           Page

     Item 1. Financial Statements (Unaudited)

     Condensed Consolidated Balance Sheets as of
     December 31, 1997 and March 31, 1998                                3


     Condensed Consolidated Statements of Operations for
     the three months ended March 31, 1997 and 1998                      4

     Condensed Consolidated Statements of Cash Flows for
     the three months ended March 31, 1997 and 1998                      5

     Notes to Condensed Consolidated Financial Statements                6

     Item 2. Management's Discussion and Analysis of
     Financial Condition and Results of Operations                      10




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                            DENISON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (U.S. dollars in thousands, except share data)


                                                 December 31,        March 31,
                                                     1997              1998
                                                 ------------        ---------
                                                    (Note)          (Unaudited)
Current assets:
   Cash and cash equivalents                       $30,337             $31,457
   Accounts receivable, less allowances of
     $3,087 and $2,591 at December 31, 1997
     and March 31, 1998 respectively                29,212              30,488
   Inventories                                      28,182              31,523
   Other current assets                              3,327               3,156
                                                  --------            --------
      Total current assets                          91,058              96,624
   Property, plant and equipment, net               14,948              15,368
   Other assets                                      1,487               1,915
                                                  --------            --------
      Total assets                                $107,493            $113,907
                                                  ========            ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Notes payable to bank                          $  1,472            $  1,367
   Accounts payable                                  9,413               9,975
   Other accrued liabilities                        15,677              19,416
   Current portion of capital lease obligations        662                 589
                                                  --------            --------
      Total current liabilities                     27,224              31,347
Noncurrent liabilities:
   Capital lease obligations, less
     current portion                                   344                 243
   Pension accrual                                   9,482               9,918
   Other noncurrent liabilities                      6,733               5,636
   Negative goodwill, net of accumulated
     amortization of $3,406 and $3,595 at
     December 31, 1997 and March 31, 1998
     respectively                                    4,158               4,032
                                                 ---------            --------
                                                    20,717              19,829
Shareholders' equity:
   `A' ordinary shares (pound)8.00 par value;
    7,125 shares authorized, and 7,015
    issued and outstanding                              86                  86
   Ordinary shares $0.01 par value;
     15,000,000 shares authorized, and
     11,057,700 issued and outstanding                 111                 111
   Additional paid-in capital                        5,411               5,411
   Capital redemption reserve                        1,090               1,090
   Retained earnings                                58,115              61,992
   Accumulated other comprehensive income           (5,261)             (5,959)
                                                 ---------            --------
   Total shareholders' equity                       59,552              62,731
                                                 ---------            --------
        Total liabilities and shareholders'
        equity                                   $ 107,493            $113,907
                                                 =========            ========

Note: The balance sheet at December 31, 1997 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by general accounting principales for complete financial statements.


        The accompanying notes are an integral part of these statements.




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                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                 (U.S. dollars in thousands, except share data)


                                                 Three months ended
                                                      March 31,
                                              ------------------------
                                                1997            1998
                                                ----            ----
Net sales                                     $36,912          $37,371
Cost of sales                                  24,019           23,509
                                              -------          -------
Gross profit                                   12,893           13,862
Selling, general and
  administrative expenses                       8,220            8,540
                                              -------          -------
Operating income                                4,673            5,322
Other income                                       24               --
Interest (expense)
  income, net                                       1              158
                                              -------          -------
Income before taxes                             4,698            5,480
Provision for income taxes                      1,142            1,603
                                              -------          -------
Net income                                    $ 3,556          $ 3,877
                                              =======          =======


Basic earnings per share                      $   .34          $   .35
                                              =======          =======

Diluted earnings per share                    $   .33          $   .35
                                              =======          =======


        The accompanying notes are an integral part of these statements.





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                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (U.S. dollars in thousands)



                                                  Three months ended
                                                       March 31,
                                              -------------------------
                                                1997             1998
                                                ----             ----

Net cash provided by
  operating activities                        $ 4,128          $ 3,230
                                              -------          -------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Purchase of property, plant
  and equipment                                (1,883)          (1,300)
Proceeds from disposal of
  property, plant and
  equipment                                        24               --
                                              -------          -------
Net cash used in investing
  activities                                   (1,859)          (1,300)
                                              -------          -------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Net borrowings (repayment)
  on lines of credit                             (341)              (84)
Redemption of preferred stock                  (1,088)               --
Repayment of capital lease
  obligations                                    (359)             (162)
                                              -------          --------
Net cash used in financing
  activities                                   (1,788)             (246)
                                              -------          --------

EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                              (1,223)             (564)
                                              --------         --------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                      (742)            1,120

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD                       19,144            30,337

CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                            $18,402          $ 31,457
                                              =======          ========

        The accompanying notes are an integral part of these statements.





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                            DENISON INTERNATIONAL plc

                   NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.  Basis of Financial Statements

Interim Financial Information

     The financial information at March 31, 1998 and for the three months ended March 31, 1997 and March 31, 1998 is unaudited but includes all adjustments which Denison International plc (the "Company") considers necessary for a fair presentation of financial position at such date and the operating results and cash flows for those periods. Results for the three month period ending March 31, 1998 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 1997 included in the Company's Annual Report on Form 20-F.

Principles of Consolidation

     The condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

     The preparation of the condensed consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates.





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2.  Inventories

     Inventories consisted of the following:

                                                   (Unaudited)
                                      December 31,             March 31,
                                         1997                   1998
                                     ------------             ---------
                                        (U.S. dollars in thousands)

Finished goods                         $16,365                 $19,433
Work-in-progress                         2,861                   3,474
Raw materials and supplies               8,956                   8,616
                                       -------                 -------
                                       $28,182                 $31,523
                                       =======                 =======

3.       Earnings per Share

     The following table sets forth the computation of basic and diluted earnings per share:


                                                        (Unaudited)
                                                     Three months ended
                                                          March 31,
                                         --------------------------------------
                                                1997                   1998
                                                ----                   ----
                                             (U.S. dollars in thousands except
                                                share and per share data)

Numerator:
   Net income                             $    3,556               $    3,877
                                          ==========               ==========

Denominator:
   Denominator for basic
   earnings per share -
   weighted-average shares                10,535,965               11,064,715

   Effect of dilutive stock options          141,319                   61,918
                                          ----------               ----------

   Denominator for diluted
   earnings per share -
   adjusted weighted-average shares       10,677,284               11,126,633
                                          ----------               ----------

Basic earnings per share                  $      .34               $      .35
                                          ==========               ==========

Diluted earnings per share                $      .33        `      $      .35
                                          ==========               ==========


     Options to purchase 50,000 shares at $17.60 per share and 5,000 shares at $17.38 per share were outstanding during the 3-month period ending March 31, 1998, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares, and therefore the effect would be antidilutive.




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4.  Comprehensive Income

     During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No.
130). The Company adopted this statement as of the beginning of 1998. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however the adoption of the Statement had no impact on the Company's net income or shareholders' equity. SFAS No. 130 requires foreign currency translation adjustments and minimum pension liability adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. This Statement also requires that all items recognized under accounting standards as components of comprehensive earnings be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. The Company's annual financial statements for prior periods will be reclassified, as required.

     The Company's quarterly total comprehensive income was as follows:


                                               (Unaudited)
                                            Three months ended
                                                 March 31,
                                            -----------------
                                            1997        1998
                                            ----        ----

Net income                                 $3,556      $3,877
Foreign currency translation
  adjustment, net of tax
  benefit                                  (1,617)       (698)
                                           ------      ------
Comprehensive net income                   $1,939      $3,179
                                           ======      ======


     The components of accumulated other comprehensive income, net of related tax, at December 31, 1997 and March 31, 1998 are as follows:




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                                                                 Accumulated
                                 Pension          Foreign           Other
                                Liability        Currency       Comprehensive
                                Adjustment      Translation        Income
                                ----------      -----------     -------------

Balance at December 31,1997     $    (43)       $  (5,218)      $   (5,261)

Current period other
   comprehensive income               --             (698)            (698)
                                --------        ---------       ----------

Balance at March 31, 1998       $    (43)       $  (5,916)      $   (5,959)
                                ========        =========       ==========





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Item 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS


     Although the Company reports its financial results in U.S. dollars, approximately 65% of the Company's revenues and expenses are incurred in foreign currencies. The fluctuation of the functional currencies earned by the Company against the U.S. dollar has had the effect of increasing or decreasing (as applicable) U.S. dollar reported net sales, as well as the cost of goods sold, gross profit, selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods.


RESULTS OF OPERATIONS

Three Months Ended March 31, 1998 Compared with Three Months Ended March 31,
1997

     The Company's net sales increased 1.2% to $37.4 million in the three month period ended March 31, 1998 from $36.9 million in the comparable period in 1997. During the same period, net sales in North America decreased 1.8% to $14.4 million from $14.6 million; net sales in Europe increased 7.3% to $18.5 million from $17.3 million; and net sales in the Asia-Pacific region decreased 10.5% to $4.5 million from $5.0 million. Despite a strengthening U.S. dollar against most of the functional currencies earned by the Company, overall net sales revenue increased due to increased demand for the Company's vane product line in North America and Europe, as well as to improved economic conditions in Europe providing a robust market for the Company's three product lines.

     Restated, net sales (at average exchange rates for the three month period ended March 31, 1997) for the three month period ended March 31, 1998, were $39.4 million, a 6.7% increase over the comparable 1997 period. The decreased sales revenue for the period attributable to the exchange rate differences was $2.0 million. Restated (at average exchange rates for the three month period ended March 31, 1997), net sales for the three month period ended March 31, 1998 for the Company's European operations increased 16.0% to $20.0 million from $17.3 million, and net sales for the Asia-Pacific decreased 3.0% to $4.9 million from $5.0 million.

     The Company's gross profit increased 7.5% to $13.9 million in the three month period ended March 31, 1998 from $12.9 million in the comparable 1997 period. Gross profit as a percentage of net sales increased to 37.1% in the three months ended March 31, 1998 from 34.9% in the comparable period in 1997. The increase in gross profit was primarily due to a shift in product mix in the three months ended March 31, 1998 toward the Company's higher margin vane pumps and motors compared to the three months ended March 31, 1997. Increased sales in general, and higher vane product sales in particular, improved profitability in Europe and North America, and margins were further enhanced by improvements derived from efficiencies attained from greater throughput at the Company's production facilities.

     Gross profit in North America increased 13.5% to $4.7 million in the three months ended March 31, 1998 from $4.2 million in the comparable 1997 period, while gross profit in Europe increased 13.3% to $7.9 million in the three months ended March 31, 1998 from $6.9 million in the comparable 1997




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period, and gross profit in the Asia-Pacific decreased 28.4% to $1.3 million in the same 1998 period from $1.8 million in the comparable period in 1997. The decline in gross profit in the Asia-Pacific was due primarily to the depressed economic conditions throughout the region, as well as to the strength of the U.S. dollar relative to the functional currencies earned by the Company's sales subsidiaries in Japan, Australia and Singapore. Additionally, reductions in revenues from project oriented contracts in the Asia-Pacific for the three months ended March 31, 1998 as compared to the same period in 1997, contributed to the overall decline in gross profits for the region.

     Restated (at average exchange rates for the three months ended March 31, 1997), gross profit in Europe was $8.5 million, or a 22.7% increase over the comparable 1997 period, and gross profit in the Asia-Pacific was $1.4 million, or a 22.2% decrease over the comparable 1997 period. The total decreased gross profit for the period attributable to the exchange rate differences was $0.8 million. Restated, gross profit as a percentage of net sales increased to 37.2% for the three months ended March 31, 1998 compared to 34.9% for the comparable period in 1997.

     Selling, general and administrative ("SG&A") expense increased 3.9% to $8.5 million in the three month period ended March 31, 1998 from $8.2 million in the comparable 1997 period. These expenses as a percentage of net sales increased to 22.9% in the three month period ended March 31, 1998 compared to 22.3% in the comparable 1997 period. The increase in these expenses as a percentage of net sales for the three month period ended March 31, 1998 as compared to the same 1997 period, is due generally to the reduction in revenues in North America, and more specifically to the larger relative sales decline in the Asia-Pacific, spread across a relatively static SG&A cost base.

     Operating income increased 13.9% to $5.3 million in the three months ended March 31, 1998 from $4.7 million in the comparable 1997 period. Operating income as a percentage of net sales increased to 14.2% in 1998 from 12.6% in the comparable 1997 period. Restated (at average exchange rates for the three months ended March 31, 1997), operating income increased 19.8% to $5.6 million (14.2% of net sales) in 1998, from $4.7 million (12.6% of net sales) in 1997. The decreased operating income for the period attributable to the exchange rate differences was $0.3 million.

     Net interest income was $158,000 in the three month period ended March 31, 1998 compared to $1,000 of interest income in the comparable 1997 period. The increase in interest income was primarily due to increased profitability, and by reductions in cash used in financing activities, resulting in higher interest bearing cash balances at the subsidiary level. Additionally, unused funds from the Company's initial public offering increased total interest bearing cash balances held by the Company.

     The effective tax rate for the three month period ended March 31, 1998 was 29.3% compared to 24.3% for the comparable 1997 period. The provision for taxes increased 40.4% to $1.6 million for 1998 compared to $1.1 million for the same 1997 period. This provision as a percentage of net sales increased to 4.3% in 1998 from 3.1% in the same 1997 period.





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LIQUIDITY AND CAPITAL RESOURCES

                                            Three Months Ended and At March 31,
                                            ------------------------------------
                                                1997                    1998
                                            -----------             ------------
                                                   (Dollars in thousands)

Cash & cash equivalents                       30,337                   31,457
Net cash provided by operating activities      4,128                    3,230
Net cash used in investing activities         (1,859)                  (1,300)
Net cash used in financing activities         (1,788)                    (246)
Effect of exchange rate changes on cash       (1,223)                    (564)


     Net cash provided by operating activities for the three month period ended March 31, 1998 decreased to $3.2 million from $4.1 million as compared to the same 1997 period. The decrease in the Company's cash generated from operations reflects primarily an increase in working capital requirements. The $0.9 million decrease in net cash provided by operating activities for the three months ended March 31, 1998 as compared to the same 1997 period was attributable to a $2.5 million net increase in cash used for inventories, by a $1.6 million net increase in cash used for receivables, and by a $3.3 million increase in accrued and other liabilities. The Company anticipates that operating cash and capital expenditure requirements will continue to be funded by cash flow from operations, cash on hand and bank borrowings.

     Net cash used in investing activities decreased to $1.3 million for the three month period ended March 31, 1998 from $1.9 million in the comparable 1997 period. Investing activities consisted largely of investment in manufacturing machinery and equipment for the Company's three production facilities. Purchases of machinery and equipment were $1.3 million for the three months ended March 31, 1998 compared to $1.9 million for the same period in 1997. The Company anticipates that it will incur approximately $9.0 million for capital expenditures for fiscal 1998.

     Net cash used in financing activities decreased to $246,000 for the three months ended March 31, 1998 from $1.8 million in the comparable 1997 period. The decrease of $1.5 million in net cash used by financing activities was primarily attributable to a reduction of $454,000 in net repayments of lines of credit and capital lease obligations, and by a decrease of $1.1 million in the three month period ended March 31, 1998 as compared to the three month period ended March 31, 1997 for nonrecurring costs associated to redemption of preferred stock.

         The effect of exchange rate changes on cash and cash equivalents was ($0.6 million) and ($1.2 million) for the three month period ended March 31, 1998 and 1997, respectively. As approximately two thirds of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant impact on dollar reported balances for the three month period ended March 31, 1998 compared to the same period in 1997. The ($0.6 million) decrease in the exchange rate impact on cash and cash equivalents was attributable to a strengthening U.S. dollar against most of the functional currencies earned by the Company in its European and Asia-Pacific operations. The average dollar-weighted foreign currency decline for the three month period ended March 31, 1998 for the Company's European and Asia-Pacific operations was 8.7% and 7.5%, respectively.





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


     In September 1995, the Company's U.S. subsidiary entered into a loan agreement with a bank that provides for a revolving line of credit of up to $3.0 million. The loan agreement was renewed in September 1997. Borrowings under the loan agreement are secured by substantially all of the U.S. subsidiary's assets. Interest on the revolving line of credit, which is at the prime rate (8.5% at March 31, 1998) minus 0.5%, is payable monthly. The loan agreement contains various restrictions and financial maintenance requirements, including the requirement to maintain a compensating balance of $100,000. At March 31, 1998, the Company's U.S. subsidiary had $3.0 million of unused credit available under this facility.

     Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At March 31, 1998, the Company had $1.4 million of foreign debt outstanding. The Company also has an additional $1.0 million of unused foreign credit facilities. The banks may withdraw these facilities at any time.

Use of Proceeds

     The Company has not used the net proceeds of the initial public offering held in August 1997. The net proceeds totaling approximately $4.8 million are currently being held in cash and short-term investments.

Year 2000 (Millennium) Issues

     Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company is evaluating the Year 2000 issue, and as it relates to the Company's internal computer systems and third party computer systems with which the Company interacts. The Company is being advised by a majority of its vendors and suppliers that certain of their products are Year 2000 compliant, or can be upgraded, or will not be affected by the Year 2000 problem.

     The Company expects to incur consulting and other expenses related to these issues; these costs will be expensed as incurred. In addition, the appropriate course of action may include a replacement of, or an upgrade to certain systems or equipment. There can be no assurance that the Year 2000 issues will be resolved in 1998 or 1999. The Company may incur significant costs in resolving its Year 2000 issues, however, the Company believes this issue will not have a significant adverse impact on the Company's operations.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DENISON INTERNATIONAL plc

                                 By: /s/ Anthony D. Mustacchio
                                     -------------------------
                                     Anthony D. Mustacchio
                                     Chief Financial Officer


Date:  May 14, 1998




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